UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)

Coleman Cable, Inc.

(Name of Subject Company)

Coleman Cable, Inc.

(Names of Persons Filing Statement)

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

193459302

193459203

(CUSIP Number of Class of Securities)

Alan C. Bergschneider

Chief Financial Officer

1530 Shields Drive

Waukegan, Illinois 60085

(847) 672-2300

With copies to:

Keith Pagnani Krishna Veeraraghavan Sullivan & Cromwell LLP 125 Broad Street New York, NY 10004 (212) 558-4000	James J. Junewicz Winston & Strawn LLP 35 West Wacker Drive Chicago, IL 60601 (312) 558-5600

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 3 (this “Amendment”) to Schedule 14D-9 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended from time to time, the “Statement”) originally filed by Coleman Cable, Inc., a Delaware corporation (the “Company”), with the Securities and Exchange Commission (the “SEC”) on January 6, 2013, relating to the tender offer by Cubs Acquisition Corporation, a Delaware corporation (“Merger Sub”), and Southwire Company, a Delaware corporation (“Parent”), to purchase all of the issued and outstanding shares of the Company’s common stock, par value $0.001 per share, for $26.25 per share, net to the seller in cash, without interest, less any required withholding of taxes, if any, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated January 6, 2014, as amended, and the related Letter of Transmittal, copies of which are attached to the Tender Offer Statement on Schedule TO filed by Parent and Merger Sub with the SEC on January 6, 2014.

Except as otherwise set forth below, the information set forth in the Statement remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment. Capitalized terms used but not defined herein have the meanings ascribed to them in the Statement.

ITEM 3.	PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

Item 3 is hereby amended and supplemented by inserting the following after the first paragraph under the heading “Support Agreements” on page 6 of the Statement:

“On January 21, 2014, The David Bistricer 2013 Trust executed a joinder (the “Joinder”) to the Support Agreement, dated as of December 20, 2013, by and among Parent, Merger Sub and The DB 2006 Trust (the “DB 2006 Support Agreement”). In compliance with Section 4.1 of the DB 2006 Support Agreement, The DB 2006 Trust is transferring all of the Shares subject to the DB 2006 Support Agreement to The David Bistricer 2013 Trust. The David Bistricer 2013 Trust agreed pursuant to the Joinder to be bound by the terms of the DB 2006 Support Agreement. This summary does not purport to be complete and is qualified in its entirety by reference to the Joinder, a copy of which is filed as Exhibit (e)(20) to this Schedule 14D-9 and is incorporated herein by reference.”

ITEM 8.	ADDITIONAL INFORMATION.

Item 8 is hereby amended and supplemented by inserting the following after the final sentence of the second paragraph under the heading “Certain Litigation” on page 43 of the Statement:

“On January 16, 2014, an amended complaint was filed in the case of Strougo v. Coleman Cable, Inc., et al., Case No. 9229, alleging, in addition to the prior allegations, that the Board breached fiduciary duties owed to the Company’s stockholders by failing to run an adequate sales process and by disseminating inadequate and materially misleading disclosure in connection with the tender offer, among other things.”

Item 8 is hereby further amended and supplemented by inserting the following after the final paragraph under the heading “Certain Litigation” on page 43 of the Statement:

“On January 17, 2014, a putative class action lawsuit was filed in the Cook County Circuit Court of Illinois, docketed as IBEW Local 98 Pension Fund v. Stein, et al. The complaint names the Company, each of the members of the Board, and Parent and Merger Sub as defendants. The lawsuit alleges, among other things, that the Board breached fiduciary duties owed to the Company’s stockholders by failing to maximize stockholder value in connection with the acquisition of the Company by Parent and by disseminating deficient disclosure in connection with the tender offer. The complaint also alleges that the Company, Parent and Merger Sub aided and abetted the members of the Board in the alleged breach of their fiduciary duties. The plaintiff seeks relief that includes, among other things, a declaratory judgment that the Merger Agreement is unenforceable, an injunction prohibiting the consummation of the transaction, an order requiring the members of the Board to obtain a transaction in the best interests of the stockholders and at the highest possible value, rescission (in the event the transaction is consummated) and the payment of plaintiffs’ attorneys’ fees, experts’ fees and costs.

On January 20, 2014, a putative class action lawsuit was filed in the Court of Chancery of the State of Delaware, docketed as Wilson v. Coleman Cable, Inc., et al., Case No. 9265. The complaint names the Company, each of the members of the Board, and Parent and Merger Sub as defendants. The lawsuit alleges, among other things, that the Board breached fiduciary duties owed to the Company’s stockholders by failing to maximize stockholder value in connection with the acquisition of the Company by Parent and by disseminating deficient disclosure in connection with the tender offer. The complaint also alleges that Parent and Merger Sub aided and abetted the members of the Board in the alleged breach of their fiduciary duties. The plaintiff seeks relief that includes, among other things, an injunction prohibiting the consummation of the transaction and the payment of plaintiffs’ attorneys’ fees, experts’ fees and costs.”

ITEM 9.	EXHIBITS

Item 9 is hereby amended and supplemented by adding the following exhibit:

Exhibit No.	Description

(e)(20)	Joinder, dated January 21, 2014, by The David Bistricer 2013 Trust, to the Tender and Support Agreement, dated December 20, 2013, by and among Parent, Merger Sub and The DB 2006 Trust.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 14D-9 is true, complete and correct.

COLEMAN CABLE, INC.

Dated: January 21, 2014	By:	/s/ Alan C. Bergschneider
	Name:	Alan C. Bergschneider
	Title:	Chief Financial Officer, Executive Vice President, Secretary and Treasurer